SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer ID 33.042.730/0001-04

NIRE 35300396090

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (“CSN” or “Company”) hereby informs its shareholders and the market in general that its subsidiary Companhia Estadual de Geração de Energia Elétrica – CEEE-G (“Issuer”) approved, at an Extraordinary General Meeting held this date, the carrying out of its 1st (first) issuance of simple debentures, non-convertible into shares, unsecured, with an additional fiduciary guarantee, in a single series, for public distribution, with restricted placement efforts (“Issuance” and “Debentures” ).

The Issuance will consist of 1,900,000 (one million, nine hundred thousand) Debentures, with a nominal unitary value of BRL 1,000.00 (one thousand reais), totaling BRL 1,900,000,000.00 (one billion and nine hundred million reais). The Debentures will mature in two years from the date of the Debentures issuance.

The Debentures will be the subject of a public offering, with restricted placement efforts, under the firm placement guarantee regime, pursuant to Instruction of the Brazilian Securities and Exchange Commission (“CVM”) No. 476, of January 16, 2009, as per amended, and the other applicable legal and regulatory provisions, being intended exclusively for professional investors, as defined in articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021.

The Debentures will have a fiduciary guarantee in the form of surety to be provided by the Company, jointly obliging itself as guarantor and main payer of all amounts due within the scope of the Issuance. The provision of guarantee was approved by the Company's Board of Directors on November 24, 2022.

This notice to the market is exclusively informative in nature, under the terms of the legislation and regulations in force, and should not, under any circumstances, be considered and/or interpreted as, nor constitute, an investment recommendation, an offer to sell, a solicitation or an offer to purchase any securities.

São Paulo, November 24, 2022.

Marcelo Cunha Ribeiro

Executive of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.